VF 4-26-02

C2022467

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL RECEIVED
APR 19 2002
WASH, D.C. 165 SECTION

SEC FILE NUMBER
8- 19348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O'Brien & Shepard, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 Palisades Avenue
(No. and Street)

Englewood Cliffs,	New Jersey	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Flaster (201) 569-4545
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, PC
(Name — if individual, state last, first, middle name)

120 Broadway,	New York,	New York	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey Flaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc., as of January 31, 2002, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

PRESIDENT

Title

Notary Public

MARIANNE C. LUZZO
Notary Public State of New Jersey
My Commission Expires January 30, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'BRIEN & SHEPARD, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section
Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
O'Brien & Shepard, Inc.
661 Palisade Avenue
Englewood Cliffs, NJ 07632

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2002, in conformity with U. S. generally accepted auditing principles.

Todman & Co. CPAs P.C.

New York, New York
March 15, 2002

p:\nyclnts\clients\c56180\013102fs

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

ASSETS

Cash and cash equivalents	$ 469,321
Receivable from brokers	2,898,322
Investment in U.S. Treasury bills - at market value	58,761
Property and equipment, less accumulated depreciation and amortization of $299,925	53,115
Other assets	11,500
Total assets	$ 3,491,019

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Bank loan payable	$ 55,000
Payable to brokers	2,850,436
Accrued expenses and accounts payable	100,012
Deferred income taxes payable	5,000
Total liabilities	3,010,448
Liabilities subordinated to claims of general creditors	
Subordinated loan	150,000
Commitments	
Stockholders' equity	
Common stock - no par value, voting Authorized: 2,500 shares Issued and outstanding: 225 shares	75,000
Common stock - no par value, non-voting Authorized: 500 shares Issued and outstanding: 25 shares	100,000
Retained earnings	155,571
Total stockholders' equity	330,571
Total liabilities, subordinated liabilities, and stockholders' equity	$ 3,491,019

The accompanying notes are an integral part of these financial statements.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company, a New Jersey Corporation, conducts business as a broker's broker in municipal securities and is registered with the Securities and Exchange Commission (SEC) and with the National Association of Securities Dealers, Inc.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission (SEC). Accordingly, all security transactions are processed through its special bank account that clears all securities and cash settlement transactions.

(b) Revenue Recognition

Commission revenues and expenses are recorded on a settlement date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

(c) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Depreciation and Amortization

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Equipment is being depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $12,935 for the year ended January 31, 2002.

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Bank Loans

Proprietary loans of $55,000 are collateralized by U.S. Treasury Bills with a market value of $58,761. Interest is at broker's call.

Note 3 - Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Note 3 - Income Taxes (Continued)

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The income tax provision consists of the following:

Current	$ 6,206
Deferred	5,000
	$ 11,206

Note 4 - Subordinated Liabilities

The Company has a subordinated loan from a stockholder for $150,000 which bears interest at 10% per annum, matures on March 31, 2003 and is expected to be renewed. The subordination borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5 - Common Stock

On June 1, 2001, a 12 1/2% stock dividend was declared and paid to the holders of common stock, increasing the total issued and outstanding shares to 225. Effective June 15, 2001, the Company's certificate of incorporation was amended to increase its authorized common stock to 3,000 shares, no par value, consisting of 2,500 shares of common voting and 500 shares of common non-voting. In June 2001, the Company issued 25 shares of non-voting common stock for $100,000.

Note 6 - Lease Commitment

The Company leases office space under a one year lease which expires November 30, 2002. The annual rental amounts to $49,650.

Note 7 - Net Capital Requirements

The Company is a "NASD" regulated broker's broker in municipal securities. In accordance with the rules of the SEC, the Company's net capital requirement under SEC rule 15c3-1 was $150,000. The net capital as computed was $415,956 leaving capital in excess of requirements in the amount of $265,956. The capital ratio was 24% versus an allowable maximum of 1500%.

Note 8 - Financial Investments with Off-Balance-Sheet Risk

Included in receivable and payable to brokers and dealers are amounts payable and receivable upon receipt or delivery of securities. Should the broker or dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

A copy of the Company's statement of financial condition, as at January 31, 2002, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

NASD REGULATION
An NASD Company

SEC MAIL PROCESSING
RECEIVED
APR 1 9 2002
WASH. D.C. 165 SECTION

March 28, 2002

Mr. Mark Shulman
O'Brien & Shepard, Inc.
661 Palisades Avenue
Englewood Cliffs, NJ 07632

Dear Mr. Shulman:

In reply to your letter dated March 26, 2002, your request for an extension of 30 calendar days to file your firm's Annual Audited Focus Form X-17-A-5 for the fiscal year ended January 31, 2002 has been granted based on the reasons given and the information supplied.

Therefore, your report should be filed on or before May 1, 2002. If you have any questions, please contact Rosemarie Sherry at (732) 596-2032.

Sincerely,

Catherine Dunn

Catherine Dunn
Staff Supervisor

cc:
Sherry Lawrence, Member Regulation Programs
Ramona Lopez, SEC
Todman & Co., CPAs